October 30, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated October 15, 2013. The comments are repeated below in italics for ease of reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Intangible Impairment Charges, page 56

1.	Please provide us proposed disclosure to be included in future periodic reports that indicates the remaining intangible asset balance related to the methylnatrexone bromide injection for subcutaneous use for the treatment of OIC in chronic non-cancer pain and explains why, given the communication with the FDA, you determined, if true, that there is still future economic benefit for this asset. We note that, in your Risk Factors section on page 35 of your Form 10-Q for the Period Ended June 30, 2013, you disclose that based on the results of your July 27, 2012 FDA meeting, you believe you might terminate this development program.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

Please see the following proposed disclosure, based on the disclosure in Salix’s last Form 10-K, to be included in future periodic reports to address this comment.

“On July 27, 2012 we received a CRL from the FDA following its review of an sNDA for methylnaltrexone bromide injection for subcutaneous use for the treatment of OIC in adult patients with chronic, non-cancer pain. The CRL requested additional clinical data. Salix and Progenics held an End-of-Review meeting with the Division of Gastroenterology and Inborn Errors Products to better understand the contents of the CRL in October 2012. We have held discussions with the Division and have expressed the view that the post-marketing, clinical and preclinical data currently available adequately demonstrate an appropriate and expected safety profile sufficient to permit the approval of the current sNDA. We plan to continue to work with the FDA to generate a reasonable path forward that can be agreed upon by both parties for the further development and regulatory review of this sNDA. While it is not possible to definitively determine the duration of our discussion with the FDA regarding this matter, at this time we anticipate a path forward could be reached with the FDA in 2013. Nevertheless, based on the results of the October 2012 FDA meeting, we determined we might ultimately decide to terminate this program and we therefore reassessed the value of the indefinite lived intangible asset related to methylnaltrexone bromide injection for subcutaneous use for the treatment of OIC in chronic non-cancer pain and recorded a non-cash charge to earnings of $41.6 million in the three-month period ended September 30, 2012. As of September 30, 2012, $0.0 million remained on our balance sheet in indefinite lived intangible asset related to methylnaltrexone bromide injection for subcutaneous use for the treatment of OIC in chronic non-cancer pain.”

Selling, General and Administrative, page 57

2.	Please provide us proposed disclosure to be included in future periodic reports that quantifies the different factors e.g. personnel costs, marketing expenses, and legal expenses contributing to the change from the prior year for each period presented.

Please see the proposed additional disclosure, based on the disclosure in Salix’s last Form 10-K, to be included in future Salix periodic filings to address this comment.

“The increase from 2011 to 2012 was primarily due to:

•	increased personnel costs of approximately $41 million, including costs related to the addition of 25 key account managers in April 2011, our acquisition of Oceana in December 2011 and the addition of 10 sales representatives in the second quarter of 2012 and 22 sales representatives in the third quarter of 2012;

•	increased marketing expenses of approximately $19 million, related primarily to Relistor, which we in-licensed in February 2011 and launched in April 2011, Solesta, which we acquired in December 2011, and Xifaxan;

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

•	pre-marketing expenses of approximately $3 million, related primarily to Giazo and Fulyzaq, which we expect to begin promoting in 2013; and

•	increased legal expenses of approximately $6 million, related primarily to our product liability litigation, which was previously covered by our products liability insurance, the limits of which we exceeded in the fourth quarter of 2011.

These increases were partially offset by reduced pre-marketing expenses of approximately $1 million, related to Xifaxan 550mg for irritable bowel syndrome incurred in 2011 prior to our receipt of the CRL from the FDA.”

Notes to Consolidated Financial Statements

Note 8. Convertible Senior Notes

Convertible Senior notes Due 2015, page F-27

3.	In connection with the 2015 Notes, you entered into capped call transactions and recorded $44.3 million to additional paid-in capital. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment.

The Company respectfully submits that the capped call is appropriately recorded to additional paid-in capital pursuant to the guidance in Accounting Standards Codification 815-40, and provides the following analysis supporting its position.

Should the capped call transaction be accounted for as a derivative under ASC 815?

In connection with the Notes offering, the Company entered into a capped call transaction. While the capped call transaction was entered into in connection with the Notes offering, it is a legally separate contract and is therefore analyzed on its own.

The Company paid a premium for the capped call option and from its perspective, the capped call is a net purchased call option on the Company’s own shares. It allows the Company to purchase shares of its own stock at a specified strike price (which will generally be the same as the strike price of the conversion option in the Notes, originally $46.38). The capped call would be in-the-money from the Company’s standpoint to the extent that the underlying stock price is above $46.38. However, there is a capped price of $62.44 that would determine its maximum settlement value.

The capped call meets the definition of a derivative under ASC Topic 815-10-15-83.

The capped calls have at least one underlying (the Company’s stock price), and a notional amount (approximately 7 million shares). Also, the initial investment is less, by more than a nominal amount than would otherwise be required to invest directly in the underlying shares. Further, the capped call contracts allow for contractual net settlement, with only a one-way transfer of the intrinsic value of the option in cash, shares of the Company’s common stock or a combination thereof at the Company’s election. Therefore, the Company concludes the capped call meets this definition and would be considered a derivative.

As the capped call meets the definition of a derivative, it must then be evaluated under ASC 815-10-15-74(a) to determine if it is exempt from ASC 815 by being considered both a) indexed to the Company’s stock and b) eligible to be classified in equity.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

Indexation to Own Equity

ASC 815-40-15 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purpose of determining whether the scope exception described in ASC 815 applies.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any

The capped call contract is automatically exercised on the conversion of the 2015 notes. Also, settlement of the capped call can be accelerated by the following: nationalization, insolvency, delisting, event of default, a change in law, failure to deliver, insolvency filing, hedging disruption, or increased cost of hedging for counterparty. None of these are contingencies based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Therefore, these provisions do not preclude the capped call from being considered indexed to the entity’s own stock.

The counterparty has right to postpone an exercise or settlement date by not more than 20 days in its reasonable discretion in order to preserve the counterparty’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions in the cash market, the stock loan market or any other relevant market, or to enable the counterparty to effect purchases of shares in connection with its hedging, hedge unwind or settlement activity in a manner that would be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to the counterparty. Again, these exercise contingencies are not based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Therefore, these provisions do not preclude the capped call from being considered indexed to the entity’s own stock.

Step 2: Evaluation of the instrument’s settlement provisions

Under Step 2, the capped call would be considered indexed to the Company’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed monetary amount. An instrument’s strike price or number of shares used to calculate the settlement amount is not fixed if the terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in the entity’s control.

The capped call confirmation provides for several standard strike price adjustments (i.e., anti-dilution adjustments) that need to be analyzed under Step 2 ASC 815-40-15.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

The capped call exercise price will by its terms be adjusted for any of the following:

1.	Stock dividend, share split or share combination;

2.	Issuance of rights, options or warrants entitling common stockholder to purchase common shares at a price less than the average of the last reported sale prices of the common stock for 10 consecutive trading day period;

3.	Distribution of capital stock or other assets or evidences of indebtedness, including adjustment when distributions will be listed or admitted for trading on a U.S. national or regional securities exchange;

4.	Cash dividend or distribution;

5.	Tender for shares at a price greater than the last reported sale price;

6.	If the Company’s board of directors determines an increase to the conversion rate (reduction to the conversion price) would be in the Company’s best interest;

7.	If the Company adopts a rights plan (i.e., poison pill) in effect upon conversion of the Notes; and

8.	To avoid or diminish tax to holders of common stock or rights to purchase shares of common stock.

These adjustments are consistent with ASC 815-40-55-42 and 43, which provide that an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events), or, in the case of #6, #7, or #8, are considered to be a provision under ASC 815-40-15-7H that provides the Company with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. As such, the only variables that could affect the settlement amount pursuant to these adjustments would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, for purposes of applying Step 2, such provisions do not preclude the capped call from being deemed indexed to the Company’s stock under ASC 815-40-15.

In addition, the capped call also includes provisions which call for the Calculation Agent to make various adjustments upon early termination and certain extraordinary events to the strike price, number of options, option entitlement and other variables relevant to the exercise, settlement or payment amount in order to offset the effect on the fair value of the capped call resulting from such events. These events include (i) an insolvency, a nationalization or a merger, in each case, in which the consideration or proceeds to be paid to holders of shares consists solely of cash or (ii) an event of default in which counterparty is the defaulting party or a termination event in which counterparty is the affected party, which Event of Default or Termination Event resulted from an event or events within counterparty’s control upon such notice of share termination. Each of these potential conversion rate adjustments “adjusts the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event” under ASC 815-40-15-7G. As discussed further under ASC 815-40-15-7G, a merger announcement or any similar type of event may cause an immediate significant change in

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

the price of shares underlying an equity-linked option contract. If such provisions were not included in the contracts, an issuer of the capped call would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change. As a result, changes in the fair value of an equity-linked instrument and the fair value of an offsetting hedge position in the underlying shares will differ, creating a gain or loss for the instrument holder as a result of the merger announcement. Therefore, inclusion of these adjustments in the capped call are designed to offset the net gain or loss resulting from such event, and such potential adjustments do not preclude the capped call from being considered indexed to the entity’s own stock.

The counterparty has right to postpone an exercise or settlement date by not more than 20 days (in which case the Calculation Agent shall make appropriate adjustments to the delivery obligation), if the counterparty determines, in its reasonable discretion that such extension is reasonably necessary or appropriate to:

a.	preserve its hedging or hedge unwind activity hereunder in light of existing liquidity conditions in the cash market, the stock loan market or any other relevant market; or

b.	to enable it to effect purchases of shares in connection with its hedging, hedge unwind or settlement activity in a manner that would be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to the counterparty.

This feature is also consistent with the guidance in ASC 815-40-15-7G.

Also, for the avoidance of doubt, the confirmation is explicit that whenever the Calculation Agent is called upon to make an adjustment pursuant to the terms of this confirmation or the definitions to take into account the effect of an event, the Calculation Agent shall make such adjustment by reference to the effect of such event on the hedging party, assuming that the hedging party maintains a commercially reasonable hedge position.

There are no down-round provisions in the capped call that would violate the indexation guidance in ASC 815-40-15.

Consequently, the adjustments to the conversion rate include only variables that would be inputs into the fair value of a “fixed-for-fixed” forward or option on equity shares. Accordingly, the settlement provisions do not preclude the capped call from being considered indexed to the Company’s stock.

Classification in Stockholders’ Equity

ASC 815-40-25 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 are also met.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

The capped call is net share settleable and is analyzed below:

1.	The contract permits the Company to settle in unregistered shares.

Analysis: The capped call contract is a purchased option held by the Company. Therefore criterion met.

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis: The capped call contract is a purchased option held by the Company. Therefore criterion met.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis: The capped call contract is a purchased option held by the Company. Therefore criterion met.

4.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

Analysis: The capped call contract is a purchased option held by the Company. Therefore criterion met.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions.

Analysis: The capped call contract is a purchased option held by the Company. Therefore criterion met.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis: There are no such provisions in the capped call instrument.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

7.	There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: The capped call explicitly states that it is not intended to convey rights with respect to the transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings. Therefore, criterion met.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: The capped call explicitly states that the obligations under the transaction are not secured by any collateral. Therefore, criterion met.

Therefore, under ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6, the capped call met the criteria for classification in equity at issuance, and has been revisited each reporting period to confirm the conclusions reached.

Conclusion: The Company has concluded that, while the capped call meets the definition of a derivative, it also meets the scope exception outlined in ASC 815-10-74(a). Therefore, it is not required to be accounted for as a derivative under ASC 815. Instead, the capped call is classified in the equity section of the Company’s balance sheet. This analysis has been reviewed each reporting period since issuance; there have been no changes to the conclusions reached.

Convertible Senior notes Due 2019, page F-28

4.	You entered into a convertible bond hedge and recorded $167 million to additional paid-in capital. Please provide us an analysis with reference to authoritative literature supporting your accounting treatment. In addition, you issued warrants with an exercise price that is subject to adjustment. Please consider any down-round provisions included in the agreement and tell us why, with reference to authoritative literature, that you do not believe the warrants should be recorded as a derivative.

Convertible Bond Hedge

The Company respectfully submits that the convertible bond hedge is appropriately recorded to additional paid-in capital pursuant to the guidance in ASC 815-40, and provides the following analysis supporting its position.

Should the convertible bond hedge transaction be accounted for as a derivative under ASC 815?

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

The convertible bond hedge gives the Company a right, but not an obligation, to buy shares of the Company’s stock from the counterparties. Therefore, it is not a liability under ASC 480 and should be evaluated under ASC 815.

The Company respectfully submits that the convertible bond hedge meets the definition of a derivative under ASC 815-10-15-83 with an underlying, notional amount, small initial net investment, and contractual net settlement, like the capped call described in the response to comment 3 above. It is then evaluated for the exception from derivative accounting in ASC 815-10-15-74(a)using the guidance in ASC 815-40 as to whether it is indexed to the Company’s own stock, and if it could be classified as stockholders’ equity.

Indexation to Own Equity

ASC 815-40-15 establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purpose of determining whether the scope exception described in ASC 815 applies.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any

The convertible bond hedge is automatically exercised on each conversion date in the same proportion as the amount of bonds converted on such date. Also, settlement of the convertible bond hedge can be accelerated by the following: “Early Unwind”; merger with non-U.S. company; mergers and tender offers after which no adjustment could produce a commercially reasonable result; nationalization, insolvency or delisting; and “Additional Disruption Events”. None of these are contingencies based on (a) an observable market, other than the market for the Company’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the Company’s own operations. Therefore, these provisions do not preclude the capped call from being considered indexed to the Company’s own stock.

Step 2: Evaluation of the instrument’s settlement provisions

Under Step 2, the convertible bond hedge would be considered indexed to the Company’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed monetary amount. An instrument’s strike price or number of shares used to calculate the settlement amount is not fixed if the terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in the Company’s control.

The convertible bond hedge exercise price will by its terms be adjusted for any of the following:

1.	Stock dividend, share split or share combination;

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

2.	Issuance of rights, options or warrants entitling common stockholder to purchase common shares at a price less than the average of the last reported sale prices of the common stock for 10 consecutive trading day period;

3.	Distribution of capital stock or other assets or evidences of indebtedness, including adjustment when distributions will be listed or admitted for trading on a U.S. national or regional securities exchange;

4.	Cash dividend or distribution;

5.	Tender for shares at a price greater than the last reported sale price;

6.	If the Company’s board of directors determines an increase to the conversion rate (reduction to the conversion price) would be in the Company’s best interest; and

7.	To avoid or diminish tax to holders of common stock or rights to purchase shares of common stock.

These adjustments are consistent with ASC 815-40-55-42 and 43, which provide that an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events), or, in the case of #6 and #7, are considered to be a provision under ASC 815-40-15-7H that provides the Company with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. As such, the only variables that could affect the settlement amount pursuant to these adjustments would be inputs to the fair value of a fixed-for-fixed option on equity shares. Therefore, for purposes of applying Step 2, such provisions do not preclude the convertible bond hedge from being deemed indexed to the Company’s stock under ASC 815-40-15.

In addition, the convertible bond hedge also includes provisions which call for the Calculation Agent to make various adjustments upon early termination and certain extraordinary events to the strike price, number of options, option entitlement and other variables relevant to the exercise, settlement or payment amount in order to offset the effect on the fair value of the convertible bond hedge resulting from such events. These events include (i) merger, (ii) nationalization, insolvency or delisting, (iii) events of default, which are within the Company’s control, (iv) certain amendments, (v) repayment, (vi) “Early Unwind”, (vii) “Additional Disruption Events”, and (viii) occurrence of any event or condition set forth in the provisions of the Indenture described in the Offering Memorandum under “Description of Notes — Conversion of Notes —Conversion Price Adjustment”. Each of these potential conversion rate adjustments “adjusts the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event” under ASC 815-40-15-7G. As discussed further under ASC 815-40-15-7G, a merger announcement or any similar type of event may cause an immediate significant change in the price of shares underlying an equity-linked option contract. If such provisions were not included in the contracts, an issuer of the convertible bond hedge would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change. As a result, changes in the fair value of an equity-linked instrument and the fair value of an offsetting hedge position in the underlying shares will differ,

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

creating a gain or loss for the instrument holder as a result of the merger announcement. Therefore, inclusion of these adjustments in the convertible bond hedge are designed to offset the net gain or loss resulting from such event, and such potential adjustments do not preclude the convertible bond hedge from being considered indexed to the entity’s own stock.

Whenever the Calculation Agent is called upon to make an adjustment pursuant to the terms of this confirmation or the definitions to take into account the effect of an event, the Calculation Agent shall make such adjustment by reference to the effect of such event on the hedging party, assuming that the hedging party maintains a commercially reasonable hedge position.

There are no down-round provisions in the capped call that would violate the indexation guidance in ASC 815-40-15.

Consequently, the adjustments to the settlement amount include only variables that would be inputs into the fair value of a “fixed-for-fixed” forward or option on equity shares. Accordingly, the settlement provisions do not preclude the convertible bond hedge from being considered indexed to the Company’s stock.

Classification in Stockholders’ Equity

ASC 815-40-25 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 are also met.

The convertible bond hedge is net share settleable and is analyzed below:

1.	The contract permits the Company to settle in unregistered shares.

Analysis: Assuming the convertible bond hedge is settled in the normal course, the Company will not be required to issue shares, but instead the Company will be receiving shares. However, depending on the impact of any of the early termination and certain extraordinary events, the Company could have a payment obligation to the counterparty. For these situations, the convertible bond hedge explicitly provides the Company with the right, as its sole discretion, to elect to settle such obligation in shares or property received as part of the event. In this case, the parties may enter into documentation either for a registered resale of the shares or an exempt resale of the shares. Accordingly, the convertible bond hedge contains no obligation of the Company to deliver shares under a registration statement. Additionally, the convertible bond hedge indicates that any obligation the Company has upon Early Unwind is deemed to be zero. Therefore, criterion is met.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis: The convertible bond hedge explicitly provides that in no event shall the Company be required to deliver in excess of 2 million shares. Approximately 76 million authorized shares would be available assuming full conversion and/or exercise of all of the Company’s outstanding instruments with such features, therefore, there are clearly sufficient shares available. Therefore, criterion is met.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis: The convertible bond hedge has an explicit limit on the number of shares the Company could be required to deliver (i.e., 2 million). Therefore, criterion met.

4.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

Analysis: There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the SEC. Therefore, criterion met.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Analysis: There are no cash settled “top-off” or “make-whole” provisions in the convertible bond hedge. The only “make-whole” provision is embedded in the Note. Therefore, criterion met.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis: As discussed above, while circumstances might result in the Company having a payment obligation, the contract explicitly provides the Company the right, at its sole discretion, to settle these amounts in shares. Otherwise, the only requirement to net-cash settle is if the holders of the shares underlying the contract also receive cash in exchange for their shares upon certain extraordinary events. In no other circumstance would there be a requirement for the Company to net-cash settle. Therefore, criterion met.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

7.	There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: The convertible bond hedge explicitly states that it is not intended to convey rights with respect to the transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings. Therefore, criterion met.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: The convertible bond hedge explicitly states that the obligations under the transaction are not secured by any collateral. Therefore, criterion met.

Conclusion: The Company has concluded that, while the bond hedge meets the definition of a derivative, it also meets the scope exception outlined in ASC 815-10-74(a). Therefore, it is not required to be accounted for as a derivative under ASC 815. Instead, the bond hedge is classified in the equity section of the Company’s balance sheet. This analysis has been reviewed each reporting period since issuance; there have been no changes to the conclusions reached.

Warrant

The Company respectfully submits that the warrant is appropriately recorded to additional paid-in capital pursuant to the guidance in ASC 815-40, and provides the following analysis supporting its position.

Should the warrant transaction be accounted for as a liability under ASC 480 or a derivative under ASC 815?

The Company also sold the counterparty a warrant. This warrant must be evaluated under ASC 480 and ASC 815. ASC 480 generally requires liability classification for three broad classes of financial instruments.

The warrants do not meet any of the criteria for instruments described in ASC 480 as they (i) are not an instrument issued in the form of shares that is mandatorily redeemable, (ii) represent a conditional obligation to issue shares (with these shares not themselves redeemable outside of the Company’s control), but not an obligation to repurchase the issuer’s shares, and (iii) are not deemed to be an obligation that results in the delivery of a variable number of shares that has (a) a fixed value, (b) fluctuates in value inversely to the Company’s share price or (c) derives its value from an underlying asset other than the Company’s stock price, as the warrants are exercisable for a fixed number of shares for a monetary amount that varies based on the fair value of the underlying shares. Therefore, the warrants are not liabilities under ASC 480 and require analysis under ASC 815.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

ASC 815 Analysis: The Company respectfully submits that the warrant meets the definition of a derivative under ASC 815-10-15-83, with an underlying, notional amount, small initial net investment, and contractual net settlement like the capped call described in the response to comment 3 above. It is then evaluated for the exception from derivative accounting in ASC 815-10-15-74(a ) using the guidance in ASC 815-40 as to whether it is indexed to the Company’s own stock, and if it could be classified as stockholders’ equity.

Indexation to Own Equity

ASC 815-40-15 establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purpose of determining whether the scope exception described in ASC 815 applies.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any

Upon review of the agreement for the warrant, the Company noted that the warrants are automatically exercisable on each expiration date (as defined in the respective agreement) based on the passage of time, which is not considered as an exercise contingency. The first expiration date is June 19, 2019. In addition, various events including (i) new shares, (ii) announcement events, (iii) merger events, (iv) tender offers, (v) nationalization, insolvency or delisting, (vi) the Company effecting a private placement, (vii) Additional Disruption Events, (viii) Additional Termination Events and (ix) Early Unwind, may result in early termination (i.e., exercise). None of these are contingencies based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Therefore, these provisions do not preclude the capped call from being considered indexed to the entity’s own stock.

Step 2 - Evaluate the instrument’s settlement provisions

Under Step 2, the warrant would be considered indexed to the Company’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed monetary amount. An instrument’s strike price or number of shares used to calculate the settlement amount is not fixed if the terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in the entity’s control.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

The warrant includes provisions which call for the Calculation Agent to make various adjustments upon early termination and certain extraordinary events to the strike price, number of options, option entitlement and other variables relevant to the exercise, settlement or payment amount in order to offset the effect on the fair value of the warrant resulting from such events. The events include dividends and other adjustments for (i) new shares, (ii) announcement event, (iii) merger events, (iv) tender offers, (v) a nationalization, insolvency or delisting, (vi) the Company effecting a private placement agreement instead of a registration statement for the shares issued upon settlement, (vii) make-whole shares issued if the Company settles its obligation in registered shares and the counterparty receives proceeds less than the total obligation owed by the Company, or other commercially reasonable adjustments made as part of a private placement settlement or registration settlement, (viii) Additional Disruption Events and (ix) Additional Termination Events.

Consistent with the assessment made for the similar provisions included in the convertible bond hedge noted above, the Company assessed the potential anti-dilution adjustment for dividends under paragraph 815-40-15-7E, which states that “the fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including expected dividends or other dilutive activities.” This adjustment is intended to offset their effects on the fair value of the Warrant, and thus the adjusting variables are considered to be inputs to the fair value of a fixed-for-fixed contract on equity shares as defined in ASC 815-40-15.

For the other adjustments noted above, paragraph 815-40-15-7G states that for purposes of applying Step 2, fair value inputs can include adjustments to neutralize the effects of events that can cause stock price discontinuities, for example, a merger announcement. We note that the terms of the adjustments are intended to offset the gains/losses resulting from such discontinuous events and do not preclude the Warrants from being considered indexed to the entity’s own stock.

Similarly, upon the Company effecting a private placement agreement rather than a registration statement for the shares issued upon settlement, an adjustment will be made to compensate the holder for the difference in value between the private placement shares and the registered shares. As the rights and characteristics of a share is an input into the fair value of a fixed-for-fixed calculation, this is an acceptable adjustment. The additional make-whole shares owed to the counterparty if they do not receive proceeds large enough to cover the obligation owed from the Company is also acceptable as the number of additional shares issued would be based on the Company’s current stock price. Thus, this provision is also acceptable under Step 2.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

Whenever the Calculation Agent is called upon to make an adjustment pursuant to the terms of this confirmation or the definitions to take into account the effect of an event, the Calculation Agent shall make such adjustment by reference to the effect of such event on the hedging party, assuming that the hedging party maintains a commercially reasonable hedge position.

Additionally, there are no down-round provisions in the agreement as defined in ASC 815-40-55-33 and 55-34.

Consequently, the adjustments to the settlement amount include only variables that would be inputs into the fair value of a fixed-for-fixed forward or option on equity shares. Accordingly, the settlement provisions do not preclude the warrant from being considered indexed to the Company’s stock.

Classification in Stockholders’ Equity

The Warrant transactions are analyzed:

1.	The contract permits the Company to settle in unregistered shares.

Analysis: The Company is not precluded from settling in unregistered shares as the warrant allows the Company to elect, at its option, to deliver shares via a private placement or through a registration statement. Therefore, criterion met.

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Analysis: The Company has considered whether they have available sufficient authorized and unissued shares to satisfy all existing commitments and concluded that sufficient shares were available. See answer to Issue #2 above for the convertible bond hedge under Classification in Stockholders’ Equity. Therefore, criterion met.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis: The contract is net share settled and the maximum amount of shares that can be issued to settle the written call option is explicitly limited to the maximum delivery amount as defined by the agreement. Therefore, criterion met.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

4.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

Analysis: There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the SEC. Therefore, criterion met.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Analysis: The warrant contains a make-whole provision, which provides that if the Company elects to settle the transaction pursuant to a registration settlement rather than a private placement settlement and the counterparty is unable to sell the shares received for proceeds in an amount that is sufficient to cover the Company’s payment obligation to the counterparty, then the Company will be required to provide additional shares or cash, at the Company’s option. As the make-whole provisions can be net-share settled for a fixed amount of shares that would not exceed the amount of available shares that have been authorized, the Company determined the make-whole provision did not preclude equity classification.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Analysis: The only requirement to net-cash settle is if the holders of the shares underlying the contract also receive cash in exchange for their shares upon certain extraordinary events. In no other circumstance would there be a requirement to net-cash settle that is outside of the Company’s control. Therefore, criterion met.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: There are no such provisions. In fact, the warrant explicitly states that it is not intended to convey to the counterparty rights with respect to the transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings. Therefore, criterion met.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: There is no collateral requirement. In fact, the warrant explicitly states that the obligations of counterparty under the transaction are not secured by any collateral. Therefore, criterion met.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 30, 2013

Conclusion: The Company has concluded that, while the warrant meets the definition of a derivative, it also meets the scope exception outlined in ASC 815-10-74(a). Therefore, it is not required to be accounted for as a derivative under ASC 815. Instead, the warrant is classified in the equity section of the Company’s balance sheet. This analysis has been reviewed each reporting period since issuance; there have been no changes to the conclusions reached.

Under ASC 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 the warrant transactions meet the definition of an equity instrument as the Company has met the 8 conditions listed. Therefore, the warrants meet the ASC 815 scope exception and are not accounted for as derivatives as they are deemed indexed to the Company’s own stock and are classified in stockholders’ equity. The Company has classified the warrant agreements in equity at its fair value totaling $98.8 million on the initial date of recording and will not record any subsequent changes to the fair value of the warrant.

* * * * * * * *

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, please see the requested written “Tandy representations” statement from Salix.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds

Donald R. Reynolds

cc:	Adam C. Derbyshire

October 30, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-23265

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of October 15, 2013, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By: /s/ Adam C. Derbyshire

Chief Financial Officer